Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Tidal ETF Trust (the “Trust”)

Post-Effective Amendment No. 90 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 333-227298, 811-23377

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 12, 2022, with respect to the Amendment and the Trust’s proposed two new series, the ESG Orphans ETF and the ESG Orphans Daily Inverse ETF (each a “Fund” and collectively the “Funds”). Please note that subsequent to the filing of the Amendment, the Trust determined to change the names of the Funds to the “Constrained Capital ESG Orphans ETF” and the “Constrained Capital ESG Orphans Daily Inverse ETF,” respectively, and will incorporate those changes in a post-effective amendment to the Trust’s registration statement that will also incorporate changes made in connection with the comments set forth below. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus

1.	Please explain how the Adviser is contemplating its fiduciary duties to each client and its plans for managing each Fund’s investment strategy given each Fund’s conflicting goals. Please explain how proposing two funds with investment strategies with opposing outcomes does not create a conflict of interest. How, as a fiduciary, can the Adviser recommend the Funds to investors?

Response: We note that the Adviser’s clients in this instance are each Fund. As a result, the Adviser’s fiduciary duty flows to the Funds themselves. To that end, the Adviser will manage each Fund in accordance with its investment objective, investment strategies, and restrictions. The fact that the two Funds have differing objectives does not impact the Adviser’s ability to manage each Fund. We note that the Constrained Capital ESG Orphans ETF (the “Passive ETF”) is passively-managed to track the returns of the ESG Orphans Index (the “Index”), which is independently calculated by a third-party unaffiliated with the Adviser, and the Constrained Capital ESG Orphans Inverse ETF (the “Inverse ETF”) seeks returns that are the inverse of the Index returns. The Adviser’s ability to pursue the investment objective of the Passive ETF is in no way impeded by the Adviser’s pursuit of the investment objective of the Inverse ETF. Accordingly, we respectfully disagree with the Staff’s comment that the Funds have conflicting goals. We also note that virtually every exchange-traded fund’s investment strategy differs to one degree or another. Not all ETFs are suitable for every investor. So, for example, an advisory firm to an ETF complex that offers a small cap international fund and a domestic, short-term bond fund would not be in violation of its fiduciary duty by making available differing funds to different audiences. The same is true here. The two Funds have conflicting goals – so the two Funds will be appropriate for different groups of investors with differing financial situations, investment objectives, and goals.

2.	Please confirm whether operationally the Adviser will provide input into the index construction going forward? If so, how does that work from a conflicts perspective? Please indicate how many swap counterparties the Adviser will need in order to trade the Inverse ETF and how the Adviser is ensuring it will have counterparties in place?

Response: The Trust notes that operationally, the Adviser will not provide input into the construction of the Index as the Index is calculated, administered, and published by Solactive AG (“Solactive”), which is the Index’s administrator (the “Index Administrator”). The Index is owned by Constrained Capital LLC, the sponsor of the Funds (“Constrained Capital” or “Sponsor”).

The Trust confirms that Toroso Investments LLC (“Toroso” or the “Adviser”) has engaged in discussions with several potential swap counterparties. At the commencement of operations of the Inverse Fund, the Adviser anticipates having agreements with two counterparties in place. If the Fund’s net assets increase significantly, the Adviser will consider adding additional counterparties.

3.	Please provide a completed fee table for each Fund via correspondence prior to effectiveness.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

Principal Investment Strategies – ESG Orphans ETF

4.	In the first paragraph of the Fund’s investment strategy, please provide the missing information, including regarding the Index Provider, the Index owner and calculation agent. Note that the Staff expects this information to be included in 485APOS filings.

Response: The Trust responds noting that the prospectus has been revised to incorporate the missing information. The Trust notes the Staff’s expectation in this regard with respect to future Rule 485(a) filings.

5.	Please provide the criteria and the process used to determine how a sector is orphaned.

Response: The Trust responds by noting that the constituents included in the Index are considered “orphaned” as the result of the securities meeting the Index’s criteria for selection.

1)	A company is classified as “orphaned” if it falls within one of the following six “Index Categories” based on its FactSet Industry classification.
Index Category	FactSet Industry:
Fossil Fuel Energy	Integrated Oil, Oil & Gas Production, Oil Refining/Marketing, Coal
Nuclear Power	Electric Utilities
Tobacco	Tobacco
Weapons / Firearms	Aerospace & Defense*
Alcohol	Beverages: Alcoholic
Gambling	Casinos/Gaming
*	A company that is classified as part of the Aerospace & Defense industry by FactSet is deemed to be an orphaned company only if the company description also includes one of the following key words: weapon(s), military, missile(s), firearm(s), or national security.
2)	All eligible securities are ranked based on their free float market capitalization in a descending order.

3)	The top 50 highest-ranked securities are selected until the number of Index constituents within an Index Category has reached the maximum number of 12 Index constituents per Index Category. Then, the next-highest ranked securities are selected to reach 50 Index constituents.

Further, in case less than 50 securities are eligible, all eligible securities are selected, and the Index will consist of less than 50 Index constituents. In addition, the Index includes a cap of 10% in any one security and 25% in any one sector. The Index also caps individual company positions so that, in the aggregate, the individual Index constituents that constitute more than 5% of the Index constitute no more than 50% of the Index at each rebalance or reweighting of the Index.

The selection of the Index constituents is fully rule-based and Solactive cannot make any discretionary decisions.

6.	Please provide the ESG Orphans Index (the “Index”) methodology white paper.

Response: The Trust responds by providing the Index methodology supplementally to the Staff.

7.	For each Fund, provide a model portfolio showing the top 20 holdings including security name, type, country, industry/sector, index weight as a percentage of the Fund’s portfolio and an explanation supporting its inclusion in the Index.

Response: The Trust responds by providing the requested materials supplementally.

8.	Confirm whether the Index could add additional sectors in the future and if so, please disclose in the Prospectus.

Response: The Trust responds by noting that the ESG Orphans Index could add additional sectors if additional sectors become excluded under then-standard ESG investing principles. As the narrative evolves, sectors will likely be considered to be added or deleted. The implementation of policy takes a lot of public discussion and debate and the Trust anticipates that the ESG Orphans Index will be adjusted over time to match the evolution of ESG investing practices accordingly.

9.	The fourth paragraph of the Fund’s investment strategy discusses that the 50 largest companies by market capitalization are selected for inclusion in the Index. As large companies operate across a variety of industries, how much of each company’s assets, revenue, or other metric, need to be in an orphaned sector for inclusion in the Index and how does the Index provider make this determination?

Response: The Trust responds by noting that Solactive relies on FactSet’s company designations. For example, a company will be considered “orphaned” if FactSet designates the company as being in one of the aforementioned Index Categories. Solactive does not independently measure a company’s assets, revenues, or other metric for eligibility.

10.	Please disclose the expected market capitalization of the Index’s constituents (e.g., whether a range, or small-, mid-, or large-capitalization companies).

Response: The Trust notes the Index expects to include constituents with market capitalizations ranging from mid- to large-capitalization companies. The Index currently has 50 constituents ranging from a market cap of $2.8 billion (Resorts (Gaming)) to $360 billion (Exxon Mobil (Fossil Fuel)). The median size company in the Index is $47 billion (Constellation Brands (Alcohol)). The average size company in the Index is $47 billion; for example, Valero Energy (Fossil Fuel). Accordingly, the Trust will remove “Small-Capitalization Investing” as a risk factor for each Fund.

11.	Please explain the difference between the terms “rebalanced” and “reweighted” as it relates to the Index.

Response: The Trust notes that the term “reweighted” refers to the process whereby Solactive will revise the weights attributed to Index constituents according to their free float market capitalization subject to certain constraints. During a reweighting, constituents are not analyzed to determine if they continue to meet the initial Index universe requirements.

In contrast, the term “rebalanced” refers to the process whereby Solactive reevaluates all of the Index’s constituents with respect to the Index’s universe requirements, and as a result, Solactive may eliminate some holdings, include new holdings, and revise other constituents’ weights.

12.	Please disclose how the Index is weighted (e.g., free-float or capitalization-weight).

Response: The Trust confirms that the Index includes companies that are free-float market capitalization weighted companies and will disclose this in the Funds’ investment strategies.

13.	If creation units are purchased primarily with cash or are redeemed primarily with cash, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The foregoing risk is inapplicable to the Passive Fund. However, the Trust confirms that the prospectus has been revised to include such disclosures for the Inverse Fund.

14.	Please disclose in greater detail the Index’s methodology for determining which securities are included, and please clarify to what extent and/or in what respect the Index uses third party data.

Response: The Trust confirms that the prospectus has been revised to reflect such greater detail and clarity.

Principal Investment Risks – ESG Orphans ETF

15.	Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net assets, yield, and total return. Please note that after listing the most significant risks to the Fund, other principal risks may be alphabetized. See ADI 2019-08 Improving Principal Risk Disclosure. Accordingly, delete references stating that the principal risks are stated in alphabetical order.

Response: The Trust responds by reordering the Fund’s risk to prioritize the risk most likely to adversely affect the Fund’s net asset value, yield, and total return (as applicable).

16.	In the second paragraph under “Principal Investment Risks,” if not applicable, please remove the reference to “leverage” in the statement “The Fund may not achieve its leveraged investment objective and there is a risk that you could lose all of your money invested in the Fund.”

Response: The Trust responds noting that the term “leverage” has been removed from the paragraph as the reference it is inapplicable.

17.	In the second paragraph under “Principal Investment Risks,” please confirm whether the statement “In addition, the Fund presents risks not traditionally associated with other ETFs,” is applicable or otherwise remove.

Response: The Trust confirms that the statement is not applicable to the Passive Fund and, accordingly has removed the statement.

18.	With respect to “Market Capitalization Risk - Small-Capitalization Investing,” please confirm the Fund will have signification exposure to small-capitalization companies. If not, please remove.

Response: The Trust references the response to Comment 10 above and confirms that the “Small-Capitalization Investing” risk factor will be removed as the Passive ETF will not invest in small-capitalization companies as a principal investment strategy.

19.	With respect to “Orphaned Sectors Companies Risks: Fossil Fuel Companies Risk,” please update the risk as appropriate to reflect current events.

Response: The Trust responds noting it has updated the “Orphaned Sectors Companies Risks: Fossil Fuel Companies Risk” in the prospectus.

Principal Investment Strategies – the ESG Orphans Daily Inverse ETF (the “Inverse ETF”)

20.	As applicable, please make the same revisions to the Inverse ETF requested for the Passive ETF.

Response: The Trust responds by making the applicable revisions to the Inverse ETF as requested for the Passive ETF.

21.	In the second paragraph under “The Constrained Capital ESG Orphans Daily Inverse ETF - Fund Summary,” please consider supplementing the statement that the “The Fund is not suitable for all investors,” with the short-term trading language presented on page 3 of the Fund’s SAI.

Response: The Trust responds by noting that such paragraph has been supplemented with the following language:

“The Fund is designed as a short-term trading vehicle for investors who intend to actively monitor and manage their portfolios.”

22.	Please confirm whether costs associated with shorting positions is included in Other Expenses or revise as appropriate.

Response: The Trust notes that the cost of shorting positions is included in “Other Expenses” in times of normal market conditions. The Trust further notes that the majority of securities that the Inverse ETF intends to borrow have large market capitalizations and are highly liquid and therefore borrowing costs are expected to be de minimis. In times of market dislocation, fees and costs associated with shorting may create a temporarily higher cost structure for specific short positions.

23.	State simply and clearly the purpose of the Fund. For example, when the Index goes up, the Fund is designed to lose value, etc.

Response: The Trust responds by noting that the following disclosure has been added: “When the Index goes up, the Fund is designed to lose value. Similarly, when the Index goes down, the Fund is designed to increase in value.”

24.	The Staff notes it is unclear as to whether the Fund will have enough counterparties for the product to be viable. Please advise.

Response: The Trust responds by noting that the Adviser has engaged in discussions with counterparties and fully expects that it will have enough counterparties for the Fund to be viable.

25.	Explain supplementally in correspondence whether you have had discussions with potential swap counter parties already and what sort of margin requirements are being considered. Discuss in the correspondence whether any impact margin requirements are expected to have on the ability of the Fund to implement its strategy.

Response: The Trust confirms that it has engaged in discussions with potential swap counterparties and it does not currently expect any margin requirements to have a material impact on the implementation of the Fund’s investment strategy. The Trust expects the margin requirements to be approximately 25-30%, in which the initial mark-to-market value of the margin related to the swap value to be sufficient to meet the Fund’s desired investment exposure.

26.	a. Supplementally advise how many swap counterparties are anticipated, and please identify their names.

b. How will these counterparties hedge their exposure?;

c. What happens if a counterparty terminates the relationship if there only a few counterparties?; and,

d. based on preliminary discussions, are there any concerns regarding these issues?

Response:

a)	The Fund’s Adviser initially expects to trade with two (2) swap counterparties, each subject to terms and conditions of an ISDA Master Agreement published by the International Swaps and Derivatives Association with certain mutually agreed modifications. The Adviser evaluates and monitors the creditworthiness of the Fund’s counterparties in accordance with its counterparty due diligence policies and procedures.
b)	The Fund expects its swap counterparties, which are major global financial institutions, to hedge their exposure after entering into swap agreements with the Fund in accordance with applicable federal law. The Fund expects each swap counterparty to simultaneously hedge itself by entering into a position opposite to the Index in the swap, with a profit for the respective counterparty equal to the difference between the margin payment received by the Fund and the cost of this hedge.
c)	If a counterparty terminates its relationship with the Fund, the Fund expects to be able to turn to other counterparties to sufficiently absorb the requisite exposure required by the Fund to achieve its investment objective. In the event the Fund is unable to obtain investment exposure pursuant to its stated investment objective due to an insufficient number of a market participants, the Fund and the Trust’s Board of Trustees will make a determination on the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited, a recommendation to change the investment objective of the Fund or the liquidation of the Fund.

d)	The Fund does not currently have any concerns regarding any of these issues based on its preliminary discussions with counterparties and evaluations of the Fund’s investment strategies.

27.	Please confirm whether the Inverse ETF will short the Index? Will the Inverse ETF short the Constrained Capital ESG Orphans ETF?

Response: The Trust responds by confirming that the Inverse ETF will short the Index. The Trust further confirms the Inverse ETF will not short the Constrained Capital ESG Orphans ETF.

28.	Please explain the following statement in the eighth paragraph under “Principal Investment Strategies” and also clarify the disclosure in the Prospectus:

“The Fund seeks to remain fully invested at all times consistent with its stated inverse investment objective, but may not always have inverse exposure to all of the securities in the Index, or its weighting of inverse exposure to securities or industries may be different from that of the Index.”

Response: The Trust responds by noting that swap agreements may not always be able to provide one-for-one inverse returns to the Index’s entire portfolio. This may arise due to various reasons, including rising costs associated with borrowing securities that have higher lending costs due to restrictions in borrowing, resulting in uneconomical costs to maintain certain single stock exposures temporarily.

29.	Outline supplementally, the Inverse ETF’s plans for compliance with Rule 18f-4 (the derivatives rule). Describe the Fund’s DRMP and whether the Fund will use the absolute or relative value at risk (VaR) test. Please include hypothetical calculations.

Response: The Fund intends to comply with the requirements of Rule 18f-4. The Fund’s portfolio transactions will be conducted pursuant to a written derivatives risk management program (DRMP), which includes policies and procedures that are reasonably designed to manage the risks of the Fund’s usage of derivatives, as required by Rule 18f-4. The DRMP is administered and overseen by an individual that has been designated by the Trust’s Board of Trustees (the “Board”) as the derivatives risk manager. The DRMP will identify and provide an assessment of the Fund’s derivatives usage and risks as they pertain to the Fund’s usage of swaps, and any other derivatives as applicable. The DRMP will provide risk guidelines that, among other things, consider and provide for (1) limits on the Fund's derivatives exposure; (2) monitoring and assessment of the Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund's counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the DRMP will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Fund, for analysis and monitoring by the Fund’s derivatives risk manager.

In accordance with the Staff’s comment, the Fund will provide under a separate cover for the Staff’s review prior to the effective date of the Registration Statement a hypothetical example of VaR testing based on the Fund’s anticipated current portfolio construction.

30.	If the Index for the Inverse Fund is new, please consider the need for enhanced risk disclosure regarding how the lack of experience or data regarding prior market cycles may impact the Fund. For example, the willingness of swap counterparties to enter into swaps in various market conditions, the terms they are willing to provide, and the size of the bid/ask spread in stressed market conditions.

Response: The Trust confirms that the Index for the Inverse Fund is new and will revise the “Index Risk” risk factor disclosure in the prospectus.

31.	With respect to the “Cash Redemption Risk” under ETF Risks, customize the risk factor to the Fund.

Response: In accordance with the Staff’s comment, the “Cash Redemption Risk” has been revised, and is shown in its entirety below:

“Cash Redemption Risk. The Fund’s investment strategy may require it to redeem Shares for cash or to otherwise include cash as part of its redemption proceeds. For example, the Fund may not be able to redeem in-kind certain securities held by the Fund (e.g., derivative instruments that cannot be broken up beyond certain minimum sizes needed for transfer and settlement). In such a case, the Fund may be required to sell or unwind portfolio investments to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to recognize a capital gain that it might not have recognized if it had made a redemption in-kind. As a result, the Fund may have less cash efficiency and pay out higher annual capital gain distributions to shareholders than if the in-kind redemption process was used. In addition, cash redemption costs could include brokerage costs or taxable gains or losses, which might not have otherwise been incurred if the redemption was fully in-kind.

32.	Please explain the reason the “Orphaned Sectors Companies Risks” are included for the Inverse ETF. It seems that the risks that apply to the Inverse ETF would be opposite the passive ETF.

Response: The Trust responds by noting that the “Orphaned Sectors Companies Risks” are not applicable to the Inverse ETF and will remove the risk from the Inverse ETF’s risk disclosure.

33.	Please confirm whether the Inverse ETF would be exposed to leverage risk. If so, please consider including a separate risk category for leverage risk. Within the risk, please state that the Fund can only suspend creations consistent with rule 6c-11. You may also state this separately in another section of the Prospectus specific to Rule 6c-11.

Response: The Trust responds by noting that the Inverse ETF will be exposed to leverage risk, and its principal risk disclosures have been revised in the prospectus.

34.	Under “Shorting Risk”, please remove the second to last sentence within the risk, “Over the long term, most assets are expected to rise in value and short positions are expected to depreciate in value.”

Response: The Trust responds by making the requested deletion.

35.	Please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Trust responds by revising the “ETF Risks – Trading” risk factor in the prospectus.

Management

36.	In the “Management - Investment Adviser” section, please disclose whether the Adviser has experience managing ETFs similar to the Funds and, if so, please describe.

Response: The Trust responds by noting that the Adviser does have experience managing ETFs that are passively managed, as well as those that engage in the use of swaps and other derivatives. The prospectus has been updated accordingly.

37.	Please disclose the applicable reporting period in which the discussion of the Board’s approval of the Funds’ Investment Advisory Agreement will appear.

Response: The Trust confirms it will reference the relevant shareholder report that will contain the discussion of the Board’s approval of the Funds’ Investment Advisory Agreement in the registration statement.

Statement of Additional Information

38.	Please confirm whether the “Securities Lending” section is applicable to the Inverse ETF. Does the Inverse ETF intend to participate? If so, please disclose that securities lending is a principal investment strategy of the Inverse ETF and include in both the Prospectus and SAI. If not, please confirm and revise as appropriate.

Response: The Trust responds that the Inverse ETF does not intend to participate in securities lending and has revised the disclosure to apply only to the Passive ETF.

39.	Please confirm whether derivatives will be valued at market when complying with the 80% test.

Response: The Trust confirms that derivatives will be valued at market for purposes of complying with each Fund’s 80% test.

40.	On page 42 in the SAI, please delete the statement that the Fund reserves the right to reject an order for creation units, including for the reasons stated in numbers 4 and 6. The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Trust responds supplementally by noting that it does not believe the language identified by the Staff gives the Trust the right to suspend creations under anything other than the extraordinary circumstances identified by the Staff in Rel. Nos. 33-10515 and IC-33140. The language under “Acceptance of Orders of Creation Units” provides the circumstances under which the Trust will reject an order for a creation unit and includes language that an order may be rejected “in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.” The subsequent paragraph provides examples of circumstances under which it would not be practical to issue Creation Units. The Trust believes the circumstances identified fall within the “extraordinary circumstances” identified in the Rule 6c-11 proposal under which the Staff contemplated that a fund could suspend the issuance of creation units for a limited period of time. The Trust further responds by deleting items (4) and (6) in the disclosure noted above.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Appendix A

Completed Fees and Expenses table and Expense Example – Constrained Capital ESG Orphans ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1)	Estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240

A-1

Appendix A

(Continued)

Completed Fees and Expenses table and Expense Example – Constrained Capital ESG Orphans Daily Inverse ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	Estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303

A-2